                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )(1)

                           Devcon International, Inc.
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                                (Name of issuer)

                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   251588 10 9
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                                 (CUSIP number)

                             HARVEY J. KESNER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 21, 2005
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             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE. The Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.  SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------

     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 251588 10 9                  13D                    Page 2 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MICHAEL H. BRAUSER
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                    PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   442,353 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              442,353 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    442,353 shares (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)  Includes  187,222  shares of common stock of the Issuer  issuable  upon the exercise of  warrants.  All shares and  warrants  held by Michael and Betsy
     Brauser, tenants by entireties.

(2)  Excludes (1) additional shares of common stock and warrants held by Coconut
     Palm Capital Investors I, Ltd. not distributed to the Reporting Person. The
     Reporting  Person has no  dispositive or voting control over the shares not distributed by Coconut Palm Investors I, Ltd. and (2) 192 shares to be used to cover pending transactions.

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CUSIP No. 251588 10 9                  13D                    Page 3 of 9 Pages
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          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement  relates to shares of the Common Stock, par value $0.10
(the "Shares"), of Devcon International, Inc. (the "Issuer"). The address of the principal  executive  offices of the Issuer is 1350 East Newport  Center  Drive,
Suite 201, Deerfield Beach, FL 33442.

Item 2.   IDENTITY AND BACKGROUND.

          This  Schedule  13D is filed by Michael  H.  Brauser  (the  "Reporting
Person").  The  Reporting  Person's  principal  business/occupation  is  private investor.  The  principal  business  address of The  Reporting  Person is 595 S.
Federal  Highway,  Suite 600, Boca Raton,  FL 33432.  The Reporting  Person is a
citizen of the United States.

          During  the  last  five  years,  the  Reporting  Person  has not  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors). In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of any judicial or administrative body of competent  jurisdiction  as a result  of which it or he was or is  subject  to a judgment,  decree, or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of March 7, 2006, the Reporting Person  beneficially  owned 185,683 shares  of  Common  Stock  (excluding  192  shares  to be used to cover  pending transactions) and 256,670 warrants to purchase shares of Common Stock consisting of warrants to purchase  shares at  exercise  prices as follows:  93,611  $10.00 warrants  which will expire July 30, 2007;  81,529  $11.00  warrants  which will expire July 30,  2008;  and 81,530  $15.00  warrants  which will expire July 30,
2009.  The Reporting  Person  acquired  187,222  Shares and warrants to purchase
187,222  Shares on March 21, 2005 by liquidation  from a partnership.  The total purchase  price for the  purchase  by the  Reporting  Person of the  partnership interest  was  $1,685,000.  The cost of the  additional  Shares  acquired by the
Reporting Person is $313,350 and were acquired with personal funds.

          DIG  Ventures,  LLC, a Florida  limited  liability  company,  acquired
138,896  Shares and  warrants  to purchase  138,896  Shares on March 21, 2005 by liquidation  from a  partnership.  The  Reporting  Person  is  deemed  to be the beneficial  owner of the DIG Ventures,  LLC Shares and warrants by virtue of his position as Manager and was also the indirect  beneficial  owner of these Shares and warrants. As of March 21, 2005, all but 69,448 warrants of DIG Ventures, LLC
Shares and warrants  were  distributed  to its members and were no longer deemed beneficially  owned by the Reporting  Person.  The total  purchase price for the purchase by DIG Ventures, LLC of the partnership interest was $1,250,064.

Item 4.   PURPOSE OF TRANSACTION.

          The  Reporting  Person is holding the Shares for  investment  purposes based on the  Reporting  Person's  belief  that the Shares are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities  available to the Reporting Person, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional Shares  desirable,  the Reporting Person may endeavor to increase his position in the Issuer  through,  among other things,  the purchase of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Person may deem advisable.

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CUSIP No. 251588 10 9                  13D                    Page 4 of 9 Pages
------------------------                                   ---------------------

          On March 6, 2006,  the Reporting  Person sent a letter to the Board of
Directors of the Issuer  expressing his  willingness to offer to acquire all the outstanding shares of the Issuer, in a negotiated  transaction,  either directly or through an appropriate  acquisition entity formed for such purpose, by merger or otherwise,  for $11.00 per share in cash. In addition,  the Reporting  Person also would seek to provide  the cash to pay off  outstanding  indebtedness,  and would  cash-out  outstanding  in-the-money  options  and  warrants  (based  on a purchase price of $11.00 per share of common stock),  with all  out-of-the-money options and warrants cancelled.  The Reporting Person believes that his all-cash offer will  provide  the  Issuer's  stockholders  much needed  liquidity  and an immediate  opportunity to maximize the value of their shares by allowing them to sell their positions at a premium without brokerage fees or commissions.

          If  the  Issuer  does  not  accept  the  negotiated  offer,  it is the
Reporting Person's  intention to offer to help the Issuer  strategically if such opportunities present themselves and the Reporting Person may in the future take such  actions  with  respect  to  his  investment  in  the  Issuer  as he  deems appropriate including, without limitation, seeking Board representation,  making proposals  to the Issuer  concerning  changes to the  capitalization,  ownership structure,  or operations of the Issuer,  purchasing additional Shares,  selling some or all of his  Shares,  engaging  in short  selling  of or any  hedging  or similar  transaction with respect to the Shares,  or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  5,826,660  Shares  outstanding,  which is the total number of Shares  outstanding  as of  November  15,  2005,  as  reported  in the
Issuer's  report for the  quarter  ended  September  30,  2005 as filed with the
Securities and Exchange Commission on November 21, 2005.

          As of March 7, 2006, the Reporting Person  beneficially  owned 442,353
Shares  (excluding  192  Shares  to be used to  cover  a  pending  transaction), constituting  approximately  7.2%  of the  Shares  outstanding.  The  beneficial ownership also excludes shares of common stock and warrants held by Coconut Palm
Capital  Investors I, Ltd. but have not been distributed to the Reporting Person and over which the Reporting Person has no dispositive or voting control.

          (b) The  Reporting  Person  shares the power to vote and dispose or to direct  the  vote and  disposition  of  185,683  Shares,  or 3.2% of the  Shares outstanding.  In additional,  the Reporting  Person shares the power to vote and dispose of the 256,670 Shares issuable upon the exercise of warrants, or 4.2% of the Shares outstanding.

          (c)  Schedule  A attached  hereto  lists all the  transactions  by the
Reporting Person in the Shares within 60 days from the date of this Statement.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Not applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.  Letter to the Board of  Directors of Devcon  International,  Corp.
              dated March 6, 2006.

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CUSIP No. 251588 10 9                  13D                    Page 5 of 9 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2006

                                              /s/ Michael H. Brauser
                                              --------------------------------
                                              MICHAEL H. BRAUSER

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CUSIP No. 251588 10 9                  13D                    Page 6 of 9 Pages
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                                   SCHEDULE A

                      Transactions within the Past 60 Days

     (As an initial report of Beneficial Ownership the information provided reflects all transactions since the due date of the initial report of the
                               Reporting Person.)

                               MICHAEL H. BRAUSER

Shares of Common Stock
   Acquired/Disposed            Price Per Share($)          Date of Purchase
   -----------------            ------------------          ----------------

       10,000                         $9.84                      3/2/06

          500                        $10.86                    12/13/05

        1,000                        $10.92                     12/5/05

        2,800                        $10.90                     12/2/05

        8,000                         $9.76                    10/12/05

       10,000 (2)                     $9.00                     3/21/05

                         AFFILIATES OF REPORTING PERSON

Shares of Common Stock
   Acquired/Disposed            Price Per Share($)          Date of Purchase
   -----------------            ------------------          ----------------

   187,222 (1)                        $9.00                     3/21/05

   (33,645)(3)                        $9.00                     3/21/05

   Warrants to                           --                    3/21/05
   Purchase
   187,222 (1)

   138,896 (1)                        $9.00                     3/21/05

   (138,896)(4)                       $9.00                     3/21/05

   Warrants to                           --                    3/21/05
   Purchase
   138,896 (1)

   Warrants to Purchase                  --                    3/21/05
   (69,448) (4)

     (1)       Represents  distribution  from Coconut Palm Capital  Investors I,
               Ltd.  ("Coconut Palm") of the original  investment of (i) Michael and Betsy Brauser,  as tenants in the entirety,  of $1,685,000 in
               May 2004 and (ii) DIG  Ventures,  Ltd. of $1,250,064 in May 2004.
               Coconut Palm  purchased  Class A Units of the Issuer in a private placement  and  distributed  Shares and warrants to the Reporting

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CUSIP No. 251588 10 9                  13D                    Page 7 of 9 Pages
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               Person  as of  March  21,  2005.  The  Reporting  Person  has  no
               dispositive  or voting  control  over shares not  distributed  by
               Coconut Palm Investors I, Ltd.

     (2)       Transferred from an affiliate's account.

     (3)       Shares used to cover pending transactions.

     (4)       Transferred  to an  affiliate's  account  who was an  investor in
               Coconut Palm.

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CUSIP No. 251588 10 9                  13D                    Page 8 of 9 Pages
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                                  EXHIBIT INDEX

    Exhibit                                                            Page
    -------                                                            ----
    1.  Letter to the  Board of  Directors  of  Devcon  International,
        Corp. dated March 3, 2006.                                       9

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CUSIP No. 251588 10 9                  13D                    Page 9 of 9 Pages
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                                                                       EXHIBIT 1

                                                          March 3, 2006

The Board of Directors
Devcon International Corp.
1350 East Newport Center Drive, Suite 201
Deerfield Beach, Florida 33442

Gentlemen:

     I am the  beneficial  owner of 185,877  shares of common  stock and 256,670 warrants of Devcon International Corp. (the "Company").  I have been a long-term investor  in the  Company  and am  fully  familiar  with its  historic  business operations  and the recent  announced  acquisitions.  I believe that despite the recent short-term  increase in the Company's common stock price, that the public market for the Company  does not fully  appreciate  the  Company's  business and prospects, and the Company's stockholders deserve the opportunity to be provided with value at a premium to prices  reflected in the current market. I hereby set
forth  my   willingness  to  offer  to  acquire  the  Company  in  a  negotiated transaction, either directly or through an appropriate acquisition entity formed for such  purpose,  by merger or  otherwise,  for $11.00 per share,  in cash. In addition, I would also provide the cash to pay off outstanding  indebtedness and cash-out  outstanding  in-the-money  options and warrants at this price. I would expect all out-of-the-money options and warrants to be cancelled. I believe that this  all-cash  offer  will  provide  the  Company's  stockholders  much  needed liquidity and an immediate  opportunity to maximize the value of their shares by allowing them to sell their  positions at a premium  without  brokerage  fees or commissions.  I  recognize  that the  Company  is  contemplating  a closing of a private  placement  note  offering  next  week the  proceeds  of which  would be utilized to purchase  Guardian  International  and to repay an $8 million bridge loan.  As part of the  proposed  transaction,  I am  willing to arrange a bridge facility on more  favorable  terms and would be prepared to initiate  efforts to secure the financing.

     I propose that this transaction be accomplished through a definitive tender offer/merger  agreement. My proposal is conditioned upon satisfactory completion of  limited  due  diligence,  obtaining  all  necessary  financing  commitments, consents and  approvals,  waiver of any  anti-takeover  provisions and statutes, other  customary  conditions,  including  no  material  adverse  change  in  the
Company's  business,  and the execution of a definitive merger  agreement.  I am prepared to enter into an appropriate  confidentiality agreement and commence my due diligence immediately. If as a result of my due diligence I find evidence of additional value inherent in the Company,  I would be willing to upwardly adjust the offer price to reflect such additional  value. I invite you to share with me any documentation in your possession that you believe reflects  additional value in the shares that you believe is not already known to me.

     I believe the current  management  team has served the Company  well during the past few years and I anticipate that the current management team would be an integral part of the Company going  forward.  To that end, I would be willing to discuss appropriate  employment agreements with current members of management as part of our overall negotiations.

     I stand ready to meet with the Board of Directors  and its  representatives as soon as possible in order to proceed.  Please contact me at  561-544-2451  to discuss any questions the Board might have.

                                                     Very truly yours,

                                                     /s/ Michael H. Brauser
                                                     -----------------------
                                                     Michael H. Brauser